

Eyal Amir · 2nd

CEO Ai Incube (Parknav)

San Francisco, California, United States · **Contact info**

500+ connections

 Parknav

Stanford University

Experience



Chief Executive Officer

Parknav · Full-time

2015 – Present · 6 yrs

San Francisco Bay Area

PARKNAV revolutionizes real-time on-street parking with a highly accurate and scalable solution. Using BIG DATA and AI, PARKNAV brings the most advanced precise parking availability information. We provide on-street parking, free, metered, permit, curbside restrictions, traffic control data as well as data acquisition from city sensors. Parknav is available in over 1000+ cities across North America & Europe and has over 5.5 billion recorded parking events !

   

University of Illinois at Urbana-Champaign

17 yrs

Adjunct Associate Professor

2013 – Present · 8 yrs

Urbana, Illinois, United States

Associate Professor (tenured)

2009 – 2013 · 4 yrs

Research in Artificial Intelligence, Machine Learning. Among others, I co-developed Lifted Relational Probablistic Inference, Bayesian Inverse Reinforcement Learning, Logical Particle Filters, Factored Planning, Partitioned Reasoning, and Probabilistic Shortest-Path algorithms. I raised over $3MM in research funds, managed over 30 research assistants and pos...see more

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Co-Founder CEO

Ai Incube

2015 – Present · 6 yrs

San Francisco Bay Area

Ai Incube is the corporate name of Parknav (they are one and the same).



Senior Manager Algorithmic Ad Bidding

Adobe · Full-time

2014 – 2015 · 1 yr

San Jose, California, United States



Chief Data Scientist

6sense · Part-time

2014 · less than a year

San Francisco, California, United States

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Education

Stanford University
Ph.D., Computer Science
1995 – 2002

Media (1)

Eyal Amir 🔗

Bar-Ilan University
M.Sc., Mathematics and Computer Science
1990 – 1994

Bar-Ilan University
B.Sc., Mathematics and Computer Science
1987 – 1992